

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

> **Re: Uber Technologies, Inc**
> **Registration Statement on Form S-4**
> **Filed August 7, 2020**
> **File No. 333-242307**

Dear Mr. Khosrowshahi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 7, 2020

What will holders of Postmates equity awards receive in the first merger?, page 4

1. We note the treatment of equity awards held by individuals who are actively providing services to Postmates at the time of the merger. Please revise, where appropriate, to clarify how you will determine who is actively providing services and explain the treatment of equity awards held by individuals who do not actively provide services to Postmates.

What happens if the transaction is not completed?, page 5

2. Please revise to describe the terms of the non-solicitation provisions and restrictive covenants, and the potentially adverse consequences to the Postmates' business during pendency of the transaction and if the merger is not consummated.

Dara Khosrowshahi
Uber Technologies, Inc
September 3, 2020
Page 2

<u>Solicitation of Written Consents, page 15</u>

3.   Please confirm, if true, that support agreements entered into by Postmates stockholders
were entered into only by executive officers, directors, affiliates, founders, and holders of
5% or more of Postmates voting equity securities, and that Postmates is soliciting consents
only from shareholders who have not signed the agreement and would be ineligible to
purchase in a private offering. Refer to Securities Act Sections Compliance and
Disclosure Interpretations 239.13. In addition, revise to disclose the percentage of the
outstanding shares entitled to vote that are held by directors and executive officers of
Postmates (and their affiliates). Refer to Item 3(h) of Form S-4. Lastly, revise throughout
the registration statement to disclose, as noted on page 29 of your risk factors, that parties
to the support agreement are required to submit consents approving the adoption of the
merger agreement and certificate of amendment even if such parties or the Postmates'
board subsequently determine that the transactions are not advisable.

<u>Termination Fee, page 18</u>

4.   Please revise to disclose that the initial loan may be in an amount up to $100 million and,
as disclosed on page 58, that Postmates is likely to require this amount to operate its
business in the next 12 months. In addition, please summarize the circumstances under
which the merger may be terminated without a termination fee payable.

<u>SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA, page 21</u>

5.   Please tell us your consideration of providing selected financial data for Postmates as set
forth in Item 3(d) of Form S-4.

6.   Please advise or revise to provide in comparative columnar form the disclosures required
by Item 3(f) of Form S-4.

<u>There is no assurance when or if the transaction will be completed, page 25</u>

7.   Please revise this risk factor to explain how an "unacceptable condition" is defined. Also,
clarify if true that the unacceptable condition need not have a nexus to the on-demand
food delivery business or domestic operations of either company.

<u>The number of shares of Uber common stock to be received..., page 26</u>

8.   Please disclose here, and on the prospectus cover page, the number of share(s) of Uber
common stock that will be exchanged for each share of Postmates common stock. Please
also disclose on the prospectus cover page that because the market price of Uber common
stock will fluctuate, Postmates stockholders cannot be sure of the value of the shares of
Uber common stock they will receive. Please also provide an illustrative example here,
and elsewhere as appropriate, showing how the the value of the consideration payable to
Postmates common stock could be substantially diminished as a result of the preferential
rights of holders of Postmates preferred stock.

Uber and Postmates are subject to various uncertainties, page 28

9.   Refer to the second-to-last paragraph of this risk factor. Please revise your disclosure, where appropriate, to highlight the specific risks that may be amplified by the fact that the transaction combines two companies that share certain vulnerabilities (e.g., exposure to certain pending or potentially significant litigation, and common regulatory or legislative concerns). In this regard, we note that the "unacceptable condition" language in the termination provisions appears to contemplate areas where risks to both companies may be particularly concentrated. To the extent the companies may experience the same judicial, regulatory, or legislative action differently because of the differing business practices of Uber and Postmates, as alluded to on page 31, please explain.

Litigation relating to the transaction may be filed against the Postmates board, page 29

10.   Please revise here, or elsewhere as appropriate, and in the relevant risk factors below, to specifically address any material risk to the transaction posed by legislation and litigation related to independent contractor laws, including the pending litigation described under "Legal Proceedings" in Note 5 of Postmates' consolidated financial statements. Please address whether an outcome adverse to Uber or Postmates on any of these issues could materially impact the transaction or cause the transaction to terminate or become terminable. Please also expand your discussion at page 35 of the current status of the lawsuit in which Uber and Postmates are co-plaintiffs challenging the constitutionality of California Assembly Bill 5.

Financial Statements (unaudited)
Note 12 - Segment Information and Geographic Information, page 34

11.   We note during the second quarter you determined Other Bets was no longer an operating or reportable segment and comparative periods were not recast as the impact was immaterial. Please explain why you continue to present Segment adjusted EBITDA for Other Bets here and within Management's Discussion and Analysis of Financial Condition and Results of Operations. In this regard we note you have also included separate discussion of Other Bets within your Segment Results of Operations beginning on page 58.

The Transaction, page 52

12.   Please revise, where appropriate, to provide the information for Postmates required by Item 6(d) of Schedule 14A. Refer to Item 18(a)(5)(ii) of Form S-4.

Background of the Transaction, page 54

13.   We note several rounds of negotiations related to the valuations of Postmates by Uber, SPAC A, and SPAC B. Please expand your disclosure, where applicable, to include the processes employed to assess the value of the potential transactions outlined in the

indications of interest you received, including how the board determined that the final valuation, and consideration to be received in the transaction, was fair. We also note on page 63 that the board relied upon the "presentations and financial advice provided by J.P. Morgan" in approving the merger agreement. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

14. We note that your background does not indicate that there was any activity related to an acquisition of Postmates from July 2019 to March 2020. Please revise to explain why the deal did not proceed in July 2019, including important deal considerations or disagreements at that time. In addition, please describe the events which preceded Postmates' decision to engage its financial advisor in March 2020 after the search for a transaction (other than the IPO) appeared to have been dormant for several months.

15. We note your disclosure on page 55 about the differing minimum cash conditions in the SPAC A and SPAC B offers. Please revise your disclosure to clarify how Postmates evaluated and compared the minimum cash conditions and explain why the board viewed the minimum cash conditions as significant features of the offers. In addition, please disclose whether there were any negotiations with SPAC A, or any activity related to other SPAC alternatives, from June 18, 2020 until July 5, 2020. Lastly, please clarify whether SPAC B withdrew its offer or was rejected by the board.

16. We note that your discussion of the background of the transaction does not describe the public nature of Uber's search for a target in the on-demand food delivery industry in the Spring and early Summer of 2020. Please revise to disclose any pre-exissting relationship between Uber and Postmates, and why Uber approached Postmates first in May 2019 and again in June 2020. Please also describe any discussion of the public reports of Uber's interest in a transaction and its desire to pursue a timely completion of such transaction, including whether these were factors in the board's decision to recommend the transaction, or otherwise incentivized, accelerated, or affected negotiations between the two companies.

17. Refer to the sixth paragraph on page 57. Please expand your discussion of the conditionality concerns communicated by Postmates to Uber. In addition, please explain in greater detail how negotiations related to conditionality proceeded, in particular, with respect to significant conditions other than HSR approval. Please also explain when and how the unacceptable condition provision was finalized.

18.   Refer to the third full paragraph on page 59. Please revise to expand your discussion of the negotiations related to the interim financing and Postmates' liquidity needs with regard to its continuing operations. In addition, if the repayment terms of the loan are undetermined or to be decided in the future by the parties in good faith, please disclose that Postmates may be required to repay funds in the event of termination on terms that are less favorable than may otherwise be available.

19.   Please also disclose any material discussions between Uber and Postmates regarding the various legal proceedings involving Postmates.

20.   Please provide greater detail regarding the negotiation of the Series G consideration, including the negotiations around that amount payable to the Series G holders, and the reasons for amending the Postmates Certificate of Incorporation.

21.   Please describe the strategic rationale for the merger discussed by the Uber transaction committee and Uber management on June 26, 2020, as well as the financial performance of Postmates, valuation analyses, and potential synergies and benefits that were discussed by the board at its meeting on July 1, 2020.   If projections were prepared by Postmates and provided to the Uber board, please provide those projections or tell us why they are not material to investors.

Postmates' Reasons for the Transaction; Recommendation of the Postmates Board, page 62

22.   We note that the board considered the expected pro forma effect of the transaction on the combined company. Please disclose the material pro forma information considered by the board, or otherwise tell us why it is not material to investors.

23.   Please explain why the board believed that the transaction with Uber would provide superior value to Postmates stockholders as compared to the value from the other strategic alternatives. Please also discuss the specific potential synergies and earnings per share accretion anticipated by the Postmates board.

The Transaction, page 68

24.   Refer to the third paragraph of this section. Please revise the summary, where appropriate, to provide a similarly detailed discussion of the Series G liquidation amount and why the separate vote of the Series G class is necessary for approval of this transaction.

U.S. Federal Income Tax Consequences, page 91

25.   We note that here and elsewhere, your discussions of tax consequences to holders of Postmates common stock assume that the mergers, taken together, will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code. We also note that the closing of the transactions is conditioned upon delivery of tax counsel's opinion that the transactions will qualify as a reorganization. Because it appears that the delivery of this opinion is a waivable condition, the tax opinion must be filed prior to effectiveness.

Please file the tax opinion as an exhibit to the registration statement and revise throughout the prospectus to state that it is counsel's opinion that the mergers will qualify as a tax-free reorganization. Please also tell us whether you intend to recircultate the prospectus and resolicit consents if the condition is waived and the change in tax consequences is material.

Certain of Postmates' directors and executive officers' interests in the transaction, page 94

26. Please revise to individually quantify the interests of each director, executive officer, and affiliate. Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Nussbaum, Esq.